UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 1)(1)

HEICO Corp.

(Name of Issuer)

Class A Common Stock, $.01 par value per share

(Title of Class of Securities)

422806208

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422806208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Susquehanna Investment Group

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 604,000*

	6.	Shared Voting Power 940,650*

	7.	Sole Dispositive Power 604,000*

	8.	Shared Dispositive Power 940,650*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 940,650*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.5%**

12.	Type of Reporting Person (See Instructions) BD, PN

*The reporting persons are affiliated independent broker-dealers that may be deemed to be a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by the other reporting person.

**Based on 14,448,410 shares as reported in the Issuer’s form 10-K for the fiscal year ended October 31, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SIG Specialists, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 336,650*

	6.	Shared Voting Power 940,650*

	7.	Sole Dispositive Power 336,650*

	8.	Shared Dispositive Power 940,650*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 940,650*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.5%**

12.	Type of Reporting Person (See Instructions) BD, CO

*The reporting persons are affiliated independent broker-dealers that may be deemed to be a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by the other reporting person.

**Based on 14,448,410 shares as reported in the Issuer’s form 10-K for the fiscal year ended October 31, 2004.

Item 1.
	(a)	Name of Issuer Heico Corp. (the “Company”)
	(b)	Address of Issuer’s Principal Executive Offices 3000 Taft Street Hollywood, FL 33021

Item 2.
	(a)	Name of Person Filing (1) Susquehanna Investment Group (a “Reporting Person”) (2) SIG Specialists, Inc. (a “Reporting Person”)
	(b)	Address of Principal Business Office or, if none, Residence (1) One Commerce Center, 1201 N. Orange Street, S-715, Wilmington, DE 19801 (2) 401 City Avenue, S-220, Bala Cynwyd, PA 19004
	(c)	Citizenship (1) Delaware (2) Pennsylvania
	(d)	Title of Class of Securities Class A Common Stock, $.01 par value per share, of the Company (“Common Stock”)
	(e)	CUSIP Number

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o). SIG Specialists, Inc. Susquehanna Investment Group
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(1)	Susquehanna Investment Group
	(a)	Amount beneficially owned: 940,650
	(b)	Percent of class: 6.5%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 604,000
		(ii)	Shared power to vote or to direct the vote 940,650
		(iii)	Sole power to dispose or to direct the disposition of 604,000
		(iv)	Shared power to dispose or to direct the disposition of 940,650
	(2)	SIG Specialists, Inc.
	(a)	Amount beneficially owned: 940,650
	(b)	Percent of class: 6.5%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 336,650
		(ii)	Shared power to vote or to direct the vote 940,650
		(iii)	Sole power to dispose or to direct the disposition of 336,650
		(iv)	Shared power to dispose or to direct the disposition of 940,650*

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable
Item 8.	Identification and Classification of Members of the Group
Susquehanna Investment Group, BD, PN SIG Specialists, Inc. BD, CO
Item 9.	Notice of Dissolution of Group
Not applicable
Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and  are  not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2005

Susquehanna Investment Group

By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel

SIG Specialists, Inc.

By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

A	Joint Filing Agreement, dated February 11, 2005, pursuant to Rule 13d-1(k) between Susquehanna Investment Group and SIG Specialists, Inc.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the shares of Common Stock of HEICO Corp., dated February 11, 2005, and any amendments thereto signed by each of the undersigned shall be filed on behalf of each of them pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 11, 2005	Susquehanna Investment Group

	By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel

Date: February 11, 2005	SIG Specialists, Inc.

	By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel